UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-443-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,369,778
	8	SHARED VOTING POWER 498,173,317
	9	SOLE DISPOSITIVE POWER 23,369,778
	10	SHARED DISPOSITIVE POWER 498,173,317
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,543,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 516,372,326 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of July 22, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), of BHGE, outstanding as of July 22, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS GE Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 516,372,326 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,896,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,896,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,896,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 516,372,326 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 5 of 8Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 516,372,326 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 6 of 8 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,873,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,873,157
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,873,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 516,372,326 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of July 22, 2019.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019 (“Amendment No. 5”) (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented by adding the following:

“In connection with GE’s previously announced separation from BHGE, on July 31, 2019, BHGE, BHGE LLC and GE entered into an Omnibus Agreement (the “Omnibus Agreement”) and pursuant thereto, among other matters, addressed certain matters related to the Exchange Agreement and amended and restated the Registration Rights Agreement (as amended and restated, the “Amended and Restated Registration Rights Agreement”). BHGE and GE contemporaneously made certain technical amendments to the A&R Stockholders Agreement (such amendment, the “Stockholders Agreement Amendment”).

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Omnibus Agreement filed as Exhibit 99.15 hereto, the full text of the Amended and Restated Registration Rights Agreement filed as Exhibit 99.16 hereto, and the full text of the Stockholders Agreement Amendment filed as exhibit 99.17 hereto, each of which is incorporated by reference in its entirety into this Item 6.”

Item 7.          Materials to be Filed as Exhibits.

Exhibit No.          Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 13, 2017)

Exhibit 99.2
Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3
Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4
Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5
Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6
Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7
Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8
Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9
Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10
Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11
Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12
Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)

Exhibit 99.13
Letter from General Electric Company to the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.13 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.14
Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.14 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.15
Omnibus Agreement, dated July 31, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.16
Amended and Restated Registration Rights Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.12 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.17
Amendment to the Amended and Restated Registration Rights Agreement, dated July 31, 2019, between General Electric Company and the Issuer  (incorporated by reference to Exhibit 10.15 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2019

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

GE INVESTMENTS, LLC

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary